CORRESPONDENCE

NuZee, Inc.

1401 Capital Avenue, Suite B

Plano, Texas 75074

September 30, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:   Jennifer López

Re:	NuZee, Inc.

Registration Statement on Form S-3 (File No. 333-248531)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NuZee, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-248531) (as amended, the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Time on October 2, 2020, or as soon thereafter as practicable.

Sincerely,

NuZee, Inc.

By:	/s/ Shanoop Kothari
Name:	Shanoop Kothari
Title:	Vice President, Chief Financial Officer and Chief Operating Officer

cc: Alan A. Lanis, Jr.